Form 4

1.  Hough, William R.
        One Beach Drive S.E.  #1002
        St. Petersburg, FL  33701

2.  Republic Bancshares, Inc. (REPB)

3.  ###-##-####

4.  11/99

5.

6.  Director and 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Common Stock
        Common Stock
        Common Stock
        Common Stock
        Common Stock
        Common Stock


2.  10/29/99


3.  Code P


4.     7,000 (15.125),   A


5.     3,174,691 	6. D	  7. --
             29,600	     I	     by spouse
             40,000	     I	     by Corporation (WRH Mortgage)
               5,600          I              by Corporation (Royal Palm)
             85,798	     I	      by Corporation (William R. Hough & Co.)
           105,400	     I	      by Trust (Hough Family)





Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Convertible Preferred
        Convertible Preferred
        Convertible Preferred
        Common Stock Option
	Convertible Subordinated Debentures Due 2014
	Convertible Subordinated Debentures Due 2014
	Convertible Subordinated Debentures Due 2014
	Convertible Subordinated Debentures Due 2014





2.  --
        --
        --
        28.937
        18.00
        18.00
        18.00
        18.00


3.  -
--
--
--
9/23/99
9/23/99
9/23/99
9/23/99


4.  Code
-
--
--
--
P
P
P
P

5.  (D)
--
--
--
--
       213,333
           2,777.77
           2,777.77
          83,333.33


6.  Date Exercisable	Expiration Date
--			--
--			--
--			--
--			--
9/23/99		10/1/14
9/23/99		10/1/14
9/23/99		10/1/14
9/23/99		10/1/14

7.  Title			Amount or Number of Shares
      --			--
      --			--
      --			--
      --			--
    Common Stock		3,840
    Common Stock		50
    Common Stock		50
    Common Stock		1,500

8.  --
     --
     --
     --
    18.00
    18.00
    18.00
    18.00

9.     28,000
        12,000
        20,000
          5,000
      213,333
          2,777.77
          2,777.77
        83,333.33

10.    D
         I
         I
         D
         D
         I
         I
         I

11.   --
        by spouse
        by corporation (WRH Mortgage)
        --
        --
        by corporation (Springhaven)
        by corporation (Royal Palm)
        by spouse



  /s/  William R. Hough      10/7/99